Exhibit 99.3

     Making Sports Betting Easy

 This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between SharpLink, Inc. (“SharpLink”) and Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL) (“MTS or the “Company”). The information contained herein does not purport to be all-inclusive and none of SharpLink, the Company or their respective directors, officers, shareholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of the Company, SharpLink or the Business Combination. The information contained herein is preliminary and is subject to change and such changes may be material.This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SharpLink, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation.Forward-Looking StatementsCertain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or SharpLink’s or the Company’s future financial or operating performance. For example, projections regarding the future size and growth of the online gaming market, SharpLink’s ability to convert online users into bettors, SharpLink’s ability to improve online gaming operators’ return on investment, SharpLink’s estimates regarding its ability to capture market shares and to effectively compete and other statements included in this Presentation are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.  2  Disclaimer

 These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SharpLink and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the risk that the Business Combination disrupts current plans and operations of SharpLink or the Company as a result of the announcement and consummation of the Business Combination; (2) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (3) SharpLink’s ability to effectively compete in the online sports betting technology solutions industry; (4) adverse changes in the regulatory landscape affecting online sports betting; (5) the acceptance of SharpLink’s products and services by media/publishing operators and online betting operators; (6) the Company’s ability, following the Business Combination, to obtain adequate sources of capital to fund its business plans; and (7) the impact of the COVID-19 pandemic on the Company’s business and/or the ability of the parties to complete the proposed Business Combination. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of SharpLink or the Company undertakes any duty to update these forward-looking statements, except as required by applicable law.Industry and Market DataIn this Presentation, SharpLink and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither SharpLink nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data.This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c), (r) or TM symbols, but SharpLink and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.  3  Disclaimer (cont’d)

 4  Sports betting is the new frontier of America’s obsession with gaming. It’s poised to make things a lot more fun for a lot more people, with an estimated $150 Billion in Gross Wagers1 by 2025, generating $9.20 Billion in Net Gaming2 revenue, $2.76 Billion3 of which will go to affiliate services.  A Wide Open Playing Field  1. Total Legal and Illegal Wagers (AGA, Statista, Technavio) | 2. Morgan Stanley | 3. Estimated 30% Paid to Affiliates

   5  SharpLink Can Win the Affiliate Space  We’re the bot behind the bet. The intelligent analytics that will bring the players to the table and get them to put the money down.Our innovative tools and experience-based services give our users the power to collect data on potential users, connect them with sports betting content, and convert them into paying customers.

Our Leadership Is Ready

Co-Founded by Rob Phythian Proven experience selling data and gaming solutions to strategic partners such as Turner Sports, Google, Facebook, and more.

Management Exits Totaling $120M+ SportsData (acquired by Sportradar), Fanball (acquired by Liberty Media) and Sports Technologies (acquired by Time Inc./SI).

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 7  Experienced Team World class management team with executive experience at ESPN, NBC, Sportradar, AOL, Cantor, Betfair, and Genius Sports.Domain Expertise A combined 100+ years of experience delivering innovative sports solutions to media companies (NFL, NBA, NASCAR, PGA TOUR, BWW, NCAA, Turner Sports) and consumers.  With a Great Team

 The Opportunity

 Sports Betting is Exploding Nationwide  9  1. American Gaming Association   75%+ of the U.S. population is expected to have legalized sports betting in just a few years.202121 States + D.C: Live and Legal5 states: Legal14 States: Active or Pre-filed Legislation

 Digital Sports Betting Revenues are Growing at a Rapid Rate  10  2020 Legal U.S. Sports Betting Revenue  DC  NH  OR  RI  WV  IA  CO  IL  IN  NV  PA  NJ  Total  5/20  12/19  10/19  9/19  8/19  8/19  5/20  6/20  10/19  2010  5/19  8/19    712  1,366  4,242  1,057  1,785  3,164  5,808  12,588  6,755  3,138  12,783  8,882  62,280  $14  $19  $21  $22  $29  $42  $59  $60  $138  $222  $225  $399  $1,250  NOTE: Mobile betting only available in 12 of 19 legal states and represents 50% of total GGR in 2020  State  Launch  Pop (000)  70%In-Game(by 2025)  90%Mobile(by 2025)  Growth Drivers  1. SportsHandle.com   (GROSS GAMING REVENUE IN $000)

 The U.S. Market Will be One of the World’s Biggest by 2025  11  Market  Total Sports Fans  Gross Wagers 1  Net Gaming Revenue 2  Gross Affiliate Opportunity 3    3.5B  $300B  $19.50B  $5.90B    250M  $150B  $9.20B  $2.76B  1. Total Legal and Illegal Wagers (AGA, Statista, Technavio) | 2. Morgan Stanley | 3. Estimated 30% Paid to Affiliates

Strategic Deals are Shaping the U.S. Market

In the last year, companies invested **$20B** in sports betting acquisitions and partnerships.

Media Players	Sports Leagues	Tech Players
FOX Sports, The Stars Group, FOX BET: Launched full-service sports betting platform and app with the Stars Group	NBA, William Hill: Became authorized sports betting partner along with BET MGM and FanDuel	Google: Lifted its long-held ban on gambling service advertising for Google and YouTube
NBC Sports, Washington Wizards: Integrated in-game sports betting information and interactive prediction element for select Washington Wizards games	sportradar, NFL: Gained the exclusive right to sell NFL data to casinos and sportsbooks worldwide	The Stars Group, Flutter: Announced a merger that creates the world's largest online gaming and betting company
ESPN, ESPN Daily Wager: Added 24/7 sports betting news on ESPN NEWS which complements the Daily Wager betting show	MLB, FanDuel Sportsbook: Signed deal to become authorized MLB gaming operator, promoting more efficient in-game odds	sportradar: Launched new programmatic advertising platform that gives sports betting advertisers enhanced access

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But… Fans and Operators are Out of Sync

Sportsbooks and media operators don't fully understand their users, so **they can't convert** players with high-performing betting offers.

Overwhelmed with generic offers and content	Blind to the data they have with their users	Qualified customers are underleveraged
Traditional media / banner conversion is low	Unable to optimize player monetization	How do we super serve the sports betting audience?

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SharpLink Closes the Gap Between Spending and Sportsbook ROI

SharpLink reduces CAC and improves LTV on acquired players.



Estimated Value of Deals Sportsbooks are Securing to Acquire Customers
$1,000M
$750M
$500M
$200M
$100M
Estimated Return on Sponsorship Investment
Y1
Y2
Y3
Y4
Y5

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Sharplink is the Solution

The SharpLink monetization platform drives more efficient conversion for sportsbooks and media operators.

Personalized offers and content	Turn audience data into monetizable asset	Sports fans become sports bettors
Contextual betting offers drive high conversion	Optimize player conversion and monetization	Improve ROI for sportsbook operators

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 The Power of Sharplink

Conversion Ecosystem

We **collect** information on potential users, **connect** them with sports betting content and **convert** them into paying customers.

Collect	Connect	Convert
Publishing Partners (Fans)	**Technology & Products**	**Sportsbook Partners**
On a daily basis, millions of players around the U.S. are consuming sports content on major sports league and media sites.	SharpLink enables next-generation connections between users and sportsbooks.	SharpLink delivers leading online bookmakers with targeted user acquisition and increased user engagement.

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 18  Proprietary Technology Using extremely sophisticated behavioral modeling and tracking technologies, we can predict what people need, before they even know they need it.  Data Science The path to converting a Sports Fan into a Sports Bettor isn’t always linear or predefined. We enrich our understanding of every person with behavioral data, query terms, clicks and more.  Machine Learning Every interaction we capture online tells us more about a user, and by analyzing their past and present behaviors, we shape the experience and bring them to the right outcome, faster.  Efficient Customer Conversion  Our unique conversion platform does the work:

 We’re smarter and more efficient than our competitors.  Sharplink Key Advantage  Everything you need to make sports betting easy.  19  Our cutting edge technology constantly innovates to improve how publishers, leagues and sportsbooks interact with their customers.

SharpLink Key Results

We provide sports leagues and media companies with unmatched value.

Market Comfort with Sports Betting + SharpLink Integration Technology + Consumer Friendly Betting Content =



As states make sports betting more palatable and consumer demand increases, large brands will begin to seek out new ways of providing betting products to their consumers.

SharpLink is being built from the ground up with partnership and services in mind. This allows for seamless integration with a brand's existing consumer facing technology and analytics.

SharpLink delivers frictionless, safe and targeted products within the sports betting marketplace. Integration and delivery of SharpLink to a brand's consumers becomes a positive and reliable experience.

SharpLink attains access to the vast potential user base from each client thus reducing customer acquisition costs dramatically and fostering a positive growth minded relationship with partners.

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SharpLink Value Proposition

It All Works Together

All aspects of the product—from F2P to Personalization—are built to work together, so that operators and their users can do as much with sports betting as they choose.

Free-to-Play Games
Sportsbook Integration
Marketing Automation

Design

We tailor and update our products to help operators integrate sports betting seamlessly into their unique platforms.

Customized Interface
Skinnable Games
Bespoke Integrations

Making a Dynamic Industry Manageable

We go beyond the tech, offering licensing, compliance, and account management expertise that takes the hassle out of competing in this dynamic industry.

Compliance Expertise
Value-Added Services

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Business Model

We generate income through revenue share and/or referral fees.


Publishing Partner
End User Clicks SharpLink Hosted Offer
SHARPLINK
Sportsbook Partner
Paid Depositor/Bettor Through SharpLink Platform
Negotiated Payments to Publisher
SHARPLINK
Rev Share
30% NGR for Life

Gross U.S. Referral Market Opportunity[1]

$2.76B

1. Morgan Stanley

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 Case Studies

Live Results

Live betting module for a major sports organization.

SharpLink created and seamlessly integrated a custom live Betting Module directly on the **NASCAR.com homepage.** The SharpLink Module geotargets NASCAR.com users with multiple betting opportunities for each weekly race within an easy-to-use, intuitive platform.

By using SharpLink, NASCAR is able to provide their audience with a weekly dynamic, real-time betting experience.


10:50
NASCAR
SOUTH BEACH TALENT
A look at every Miami winner before Sunday's Cup race (3:30 p.m. ET, FOX)
CLICK TO PLACE BET
Race Winner
Denny Hamlin +400
Chase Elliott +350
SHOW ALL OPTIONS
Stage 1 Winner
Kevin Harvick +350
Joey Logano +300
SHOW ALL OPTIONS
BETMGM
News
Schedule
Standings
Fantasy

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Contextual Product Integration

Greatly enhanced consumer pipeline KPI.

SharpLink created a fully-contextualized better experience within SportsHub Game Network's DFS and High Stakes Fantasy Football games. The contextual bet placements allowed users to become acclimated to new betting opportunities without leaving their Fantasy team environment. This resulted in **exponentially higher conversion rates** vs. ads previously run, and a snowball momentum effect for response rates as the season progressed.



fanball
$1 NBA Internal (All Day)
How many points will LeBron James (LAL) score?
Dallas Mavericks at Los Angeles Lakers
UNDER
+145
- 28½+
OVER
-189

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SharpLink created a plug and play version of the contextualized betting experience for RTSports. This allowed RTSports to get up and running with a fully-operational betting platform for the 2020 football season using minimal internal resources and seamless 3rd party integration.  26  Seamless 3rd Party Integration  Plug and play integration with no cost or set-up hassle.

 27      Everything You Need to Make Sports Betting Easy

 Rob Phythian, CEO612-386-8022rob.phythian@sharplink.com   Thank You